Exhibit 95

The Monarch Cement Company and Subsidiaries

Mine Safety Disclosures

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and under the Securities and Exchange Commission's Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). The operations of The Monarch Cement Company and two of its subsidiaries (herein referred to as the "Company") are subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Mine Act.

Whenever the MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when the MSHA believes that conditions pose a hazard to miners, MSHA may issue an order requiring cessation of operations, or removal of miners from the area of the mine, affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation, that the operator is ordered to pay.

The table that follows reflects citations, orders, violations and proposed assessments issued to the Company by MSHA during the three months ended March 31, 2013 for each of the three mines subject to the Mine Act that are operated by the Company and all pending legal actions as of March 31, 2013. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by MSHA at www.MSHA.gov.

	For the three months ended March 31, 2013
Mine or operating name (MSHA ID)	The Monarch Cement Company (1400124)	Valencia Sand Pit #1 (1400503)	Pratt Sand (1401712)
Total number of significant and substantial violations under Mine Act §104	3	0	0
Total number of orders under Mine Act §104(b)	0	0	0
Total number of unwarrantable compliance failure citations and orders under Mine Act §104(d)	0	0	0
Total number of flagrant violations under Mine Act §110(b)(2)	0	0	0
Total number of imminent danger orders under Mine Act §107(a)	0	0	0
Total dollar value of MSHA assessments proposed	$2143	$0	$0
Total number of mining related fatalities	0	0	0
Received notice of Pattern of Violations under §104(e) (yes/no)?	no	no	no
Received notice of Potential to Have Pattern under §104(e) (yes/no)?	no	no	no
Number of legal actions pending as of last day of period	3	0	0
Number of legal actions initiated during period	1	0	0
Number of legal actions resolved during period	0	0	0

Citations and orders can be contested before the Federal Mine Safety and Health Review Commission (the "Commission"), and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The Commission is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA. The Company's 3 legal actions pending as of March 31, 2013 were contests of citations or orders issued under section 104 of the Mine Act.